FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

1.	Reporting Issuer

Wheaton River Minerals Ltd. (“Wheaton”) 1560-200 Burrard Street Vancouver, BC V6C 3L6

2.	Date of Material Change

June 23, 2004

3.	News Releases

A news release with respect to the material change referred to in this report was issued through newswire services on June 23, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

On June 23, 2004, Wheaton announced that the board of directors of Wheaton (the “Board”) rejected the latest unsolicited proposals from Coeur d’Alene Mines Corporation (“Coeur”), as announced on June 21 and June 23, 2004. The Board also reconfirmed its recommendation that shareholders vote in favour of the business combination involving Wheaton and IAMGold Corporation (“IAMGold”) at the meeting of Wheaton shareholders on July 6, 2004.

5.	Full Description of Material Change

Wheaton announced that the Board rejected the latest unsolicited proposals from Coeur, as announced on June 21 and June 23, 2004, and reconfirmed its recommendation that shareholders vote in favour of the IAMGold business combination on July 6, 2004.

The Board decision followed receipt of a recommendation of the Special Committee of the Board. The Special Committee of the Board is comprised of Douglas Holtby, as Chair, Larry Bell and Ian McDonald, each of whom is independent of Wheaton management.

The Special Committee:

•	concluded that the transaction with IAMGold is more advantageous to the shareholders of Wheaton than the proposal from Coeur; and

•	recommended that the Board reaffirm its recommendation to the Wheaton shareholders that they vote in favour of the resolution to approve the IAMGold combination at the meeting of Wheaton shareholders on July 6, 2004.

The Special Committee engaged Orion Securities (“Orion”) as its independent financial advisors. Orion advised the Special Committee that the IAMGold combination is financially more advantageous to the shareholder of Wheaton than the latest Coeur proposal.

Further, the Special Committee noted that:

•	Coeur has a history of losses and negative operating cash flow, and has embarked on a risky financial strategy;

•	the Coeur proposal continues to be dilutive to Wheaton and its shareholders on a net asset value, cash flow and earnings per share basis;

•	the Coeur assets have not been subject to due diligence and there appears to be significant risks associated with the development of certain of Coeur’s properties, especially the San Bartolome mine in Bolivia;

•	the Coeur proposal would result in a highly leveraged company, presenting increased financial risk and a riskier capital structure than its peer group of companies;

•	any market premium offered by Coeur could be eroded as the valuation of the combined company trends towards the lower multiples of net asset value accorded, in general, to peer group gold companies.

In addition to the recommendation of the Special Committee, the Board considered the following factors:

•	CIBC World Markets, one of Coeur’s financial advisors, stated in its May 6, 2004 report that Coeur’s San Bartolome development project in Bolivia is not economic;

•	the Coeur proposal will not achieve Wheaton’s desired outcome of significantly increasing Wheaton’s gold content;

•	the Coeur proposal will take significantly longer to complete than the IAMGold business combination and involves greater transaction risks;

•	the Coeur proposal does not constitute a “Superior Proposal” under the Arrangement Agreement with IAMGold; and

•	the business combination with IAMGold continues to offer the best prospects for long-term value.

The Coeur Proposals

On June 21, 2004, Coeur announced its most recent proposal. On June 23, 2004, Coeur announced that it intended to commence a tender offer to acquire all of the outstanding common shares of Wheaton, based upon the June 21, 2004 proposal.

Pursuant to the proposals, Coeur has announced that it intends to offer, through a wholly-owned subsidiary, to purchase or exchange all outstanding Wheaton common shares for cash or stock.

Under the terms of Coeur’s proposals, Wheaton shareholders would elect to receive either:

•	0.731 shares of Coeur common stock or 0.731 exchangeable shares of a Canadian subsidiary of Coeur, for each Wheaton common share tendered; or

•	Cdn$5.00 per Wheaton common share in cash, subject to the maximum aggregate cash consideration discussed below.

The maximum aggregate cash consideration that Coeur will pay to Wheaton shareholders under Coeur’s proposal is Cdn$570 million (assuming that all outstanding shares are tendered to the offer). Elections to receive cash will be subject to proration if Wheaton shareholders request in the aggregate to receive more than Cdn$570 million, as adjusted based upon the number of Wheaton common shares tendered to the Coeur offer. Based on the number of outstanding common shares of Wheaton on May 27, 2004, if all Wheaton shareholders elect to receive all cash for their Wheaton common shares, shareholders will receive Cdn$1.00 in cash per Wheaton common share and 0.577 shares of Coeur common stock or 0.577 exchangeable shares of a Canadian subsidiary Coeur.

In its press release dated June 23, 2004, Coeur stated that it currently contemplates that its proposed transaction would include a new parent holding company to be formed by Coeur. All of the existing shares of Coeur would be converted into a like number of shares of the new holding company. It would be the new holding company that issues shares in connection with a transaction with Wheaton. Accordingly, the description of the issuance of Coeur common stock under Coeur’s proposal refers to the issuance of a like number of shares of the new Coeur holding company.

According to its press release of June 23, 2004, Coeur also contemplates allowing Wheaton warrant and option holders to receive an equivalent value of Coeur warrants and options based on the exchange ratio.

In its June 23, 2004 press release, Coeur stated that its proposal is conditional upon, among other things: (i) the tendering of at least two-thirds of all issued and outstanding Wheaton common shares (on a fully diluted basis); (ii) lawful termination of the amended and restated Wheaton River-IAMGold arrangement agreement dated April 23, 2004; (iii) the approval by Coeur shareholders of certain terms of the transaction, including an amendment to Coeur’s certificate of incorporation to increase Coeur’s authorized capital, the holding company structure and the issuance of shares of Coeur common stock in the transactions; (iv) receipt of all necessary regulatory approvals; (v) the absence of any Wheaton material adverse change; and (vi) other customary conditions.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

DATED this 1st day of July, 2004.

Per:	“Ian W. Telfer” Ian W. Telfer Chairman and Chief Executive Officer